EXHIBIT 99.1

Equinor launches a USD 5 billion share buy-back programme

Equinor (OSE: EQNR, NYSE: EQNR) is launching a share buy-back programme of up to USD 5 billion over a period until the end of 2022. The first tranche of the programme of around USD 1.5 billion is commencing today and will end no later than 25 February 2020.

“Equinor is committed to capital distribution to our shareholders. We have over the last years built a strong financial position with solid credit ratings and a net debt ratio around 20%. The upcoming start-up of the world-class Johan Sverdrup field, combined with several other new fields in production, provides additional confidence in our outlook for production growth and increased cash generation capacity. We are therefore in a good position to increase capital distribution, while continuing to invest in our high-quality project portfolio”, says Eldar Sætre, President and CEO of Equinor ASA.

“Following strong operational improvements over recent years, we increased the quarterly dividends by 13% this year. Utilising share buy-backs as an additional tool to strengthen capital distribution is aligned with our dividend policy”, says Equinor’s Chief Financial Officer, Lars Christian Bacher.

The share buy-back programme of up to USD 5 billion, including shares to be redeemed from the Norwegian State, is intended to be executed in the market until the end of 2022. Based on the closing Equinor share price and the USD/NOK exchange rate on 4 September 2019 the full programme represents around 292 million shares or around 8.7 % of the share capital. The purpose of the share buy-back programme is to reduce the issued share capital of the company. All shares repurchased as part of the programme will be cancelled.

According to an agreement between Equinor and the Norwegian State, represented by the Ministry of Petroleum and Energy, the Norwegian State will participate in share buy-backs on a proportionate basis, ensuring that its ownership interest in Equinor remains unchanged at 67%.

The share buy-back programme will be structured into tranches where Equinor will buy back a certain USD value of shares over a certain period. For the first tranche, running from 5 September 2019 up to no later than 25 February 2020, Equinor is entering into a non-discretionary agreement with a third party who will make its trading decisions independently of the company. In this first tranche, shares for up to USD 500 million will be purchased in the market, implying a total first tranche of around USD 1.5 billion including redemption of shares from the Norwegian State.

The execution of further tranches of the programme will be notified to the market and is conditional upon future annual general meetings renewing the authorisation to buy back own shares and renewal of the agreement with the Norwegian State. Future tranches are also subject to commodity price conditions and balance sheet strength.

As described in the dividend policy, it is Equinor’s ambition to grow its annual cash dividend, measured in USD per share, in line with long term underlying earnings growth. In addition to cash dividend, the dividend policy outlines that Equinor might buy back shares as part of total distribution of capital to shareholders.

Further information about the share buy-back programme and the first tranche:

The first tranche of the share buy-back programme is based upon the authorisation to purchase own shares granted to the Board of Directors at the annual general meeting on 15 May 2019 and registered in the Norwegian register for business enterprises on 18 May 2019. According to the authorisation, the maximum number of shares to be purchased in the market is 75 000 000, the minimum price that can be paid for shares is NOK 50, and the maximum price is NOK 500. The authorisation is valid until the earlier of 30 June 2020 and the annual general meeting in 2020.

As further described in the notice to the annual general meeting in 2019, Equinor has an agreement with the Norwegian State whereby the State will vote for the cancellation of shares purchased pursuant to the authorisation, and the redemption of a proportionate number of its shares in order to maintain its ownership share in the company. The price to be paid to the State for redemption of shares shall be the volume-weighted average of the price paid by Equinor for shares purchased in the market plus an interest rate compensation, adjusted for any dividends paid, in the period up until final settlement with the State. In order to accommodate the redemption of State shares at the annual general meeting in 2020, no market purchases of shares under the programme will be made in the period from 25 February 2020 and until after the annual general meeting in 2020.

In the first tranche, shares will be purchased on the Oslo Stock Exchange. It will be conducted in accordance within applicable safe harbour conditions, and as further set out i.a. in the Norwegian Securities Trading Act of 2007, EU Commission Regulation (EC) No 2273/2003 and the Oslo Stock Exchange's Circular on buy-backs of own shares and price stabilisation 2/2008. If the first tranche should be expanded to cover purchases on other European trading venues than Oslo Stock Exchange, Equinor will inform the market in advance.

Upon completion of the first tranche of the programme, the Board of Directors will propose to the annual general meeting in 2020 to cancel the purchased shares and redeem the proportionate number of State shares. Any shares purchased in subsequent tranches will follow a similar process with cancellation and redemption at the following annual general meeting.

Analyst conference:

CFO Lars Christian Bacher will host an analyst call 5 September at 08:45 hr CEST. Please see phone numbers to dial below. Instructions will be given by the operator.

Norway: +47 23500243
United Kingdom: +44 3333000804
USA: +1 6319131422
France: +33170750711

Pincode: 12500895

Please see Equinor.com for webcast link.

Further information:

Investor relations
Peter Hutton, senior vice president, Investor Relations,
+44 7881 918 792 (mobile)

Helge Hove Haldorsen, vice president Investor Relations North America,
+1 281 224 0140 (mobile)

Press
Bård Glad Pedersen, vice president, Media Relations,
+47 918 01 791 (mobile)

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act